ALPHA STAR ACQUISITION CORPORATION

80 Broad Street, 5th Floor
New York, NY 10004

Tel.:(212) 837 7977

Dated as of December 9, 2021

VIA EDGAR

Division of Corporate Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Davis and James Lopez

Re:	Alpha Star Acquisition Corporation

Registration Statement on Form S-1

File No. 333-257521

Ladies and Gentlemen::

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective at 9:00 a.m., Washington D.C. time, on Monday, December 13, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●        Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting as pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●       The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●       The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALPHA STAR ACQUISITION CORPORATION

By:	/s/ Zhe Zhang
Name:	Zhe Zhang
Title:	Chief Executive Officer

cc:	Brian C Daughney, Esq. bdaughney@beckerlawyers.com
Auguste, Christopher, Esq. cauguste@KRAMERLEVIN.com